Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1.

Reporting Issuer:

Mountain Province Diamonds Inc. (the “Company”)
401 Bay Street
Suite 2700, PO Box 152
Toronto, Ontario
M5H 2Y4

Item 2.

Date of Material Change:

July 6, 2009

Item 3.

Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on July 6, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4.

Summary of Material Change:

The Company has announced that it has entered into an amended and restated joint venture agreement with De Beers Canada Inc. (“De Beers”), (the “2009 Agreement”) in respect of the Gahcho Kué diamond project located in Canada’s Northwest Territories. The 2009 Agreement replaces the Joint Venture Agreement entered into by the Participants in 2002 (the “2002 Agreement”).

Continuing interests in the Gahcho Kué project will be the Company 49% and De Beers 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement.  The Company and De Beers will market their own proportionate share of diamond production in accordance with their participating interest and each will contribute their proportionate share to the future project development costs.  In addition, material strategic and operating decisions will be made by consensus of both the Company and De Beers for so long as each has a participating interest of 40% or more.

Both the Company and De Beers have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to C$120M.

The Company will repay De Beers C$59M (representing 49% of an agreed sum of C$120M) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

  C$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);

  Up to C$5.1M in respect of De Beers’ share of the costs of the 2009 feasibility study discussed below;

  C$10M upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;

  C$10M following the issuance of the construction and operating permits;

  C$10M following the commencement of commercial production; and

  The balance within 18 months following commencement of commercial production.

The Company has granted De Beers certain security for the repayment of the above.

Under the terms of the 2009 Agreement, the Company and De Beers have undertaken to cause a feasibility study on the Gahcho Kué project to be commissioned as soon as possible. To this end, the Joint Venture has received a feasibility study proposal from JDS Energy and Mining, which is currently under consideration. The Company expects to make a further announcement in this regard in the near future.  The Company will pay 100% of the costs of this feasibility study.

In addition with the planned feasibility study, the Joint Venture is continuing to develop an Environmental Impact Statement (“EIS”) suitable for submission to the Mackenzie Valley Environmental Impact Review Board (“Review Board”).  Substantive progress has been made on the EIS.  Key to the completion of the EIS is a final project description which is expected to emerge during the course of the planned feasibility study.

Execution of the 2009 Agreement brings to an end the strategic review announced by the Company on June 4, 2008. During the strategic review, the Company explored a number of value-enhancing alternatives and concluded that the interests of shareholders would be best served by entering into the 2009 Agreement.

Item 5.

Full Description of Material Change:

Please see the press release attached as Schedule “A”.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Jennifer Dawson
e-mail: j.dawson@mountainprovince.com

Item 9.

Date of Report:

July 7, 2009

Schedule “A”

401 Bay Street, Suite 2700 Toronto, Ontario M5H 2Y4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 6, 2009
Shares Issued and Outstanding: 60,097,746
TSX: MPV
AMEX: MDM

Mountain Province Diamonds and De Beers Canada Enter into
Revised and Restated Gahcho Kué Joint Venture Agreement

Mountain Province Gains Control over Share of Marketing Rights

Toronto and New York, July 6, 2009 – Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPV, AMEX: MDM) today announced that the Company has entered into an amended and restated joint venture agreement (the "2009 Agreement") with De Beers Canada Inc. ("De Beers") (jointly, "the Participants") in respect of the Gahcho Kué diamond project located in Canada’s Northwest Territories. The 2009 Agreement replaces the Joint Venture Agreement entered into by the Participants in 2002 (the "2002 Agreement").

Key terms of the 2009 Agreement include:

1.

The Participants’ continuing interests in the Gahcho Kué project will be Mountain Province 49% and De Beers 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants.

2.

Each Participant will market their own proportionate share of diamond production in accordance with their participating interest.

3.

Each Participant will contribute their proportionate share to the future project development costs.

4.

Material strategic and operating decisions will be made by consensus of the Participants for so long as each Participant has a participating interest of 40% or more.

5.

The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to C$120M.

6.

Mountain Province will repay De Beers C$59M (representing 49% of an agreed sum of C$120M) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

  C$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);

    Up to C$5.1M in respect of De Beers’ share of the costs of the 2009 feasibility study discussed below;

    C$10M upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;

    C$10M following the issuance of the construction and operating permits;

    C$10M following the commencement of commercial production; and

    The balance within 18 months following commencement of commercial production.

  7.

  MPV has granted De Beers certain security for the repayment of the above amounts.

  Under the terms of the 2009 Agreement, the Participants have undertaken to cause a feasibility study on the Gahcho Kué project to be commissioned as soon as possible. To this end, the Joint Venture has received a feasibility study proposal from JDS Energy and Mining, which is currently under consideration. The Company expects to make a further announcement in this regard in the near future. MPV will pay 100% of the costs of this feasibility study.

  Commenting, Mountain Province President and CEO, Patrick Evans, said: "Conclusion of the 2009 Agreement represents a key milestone in the development of the Gahcho Kué project. Mountain Province and De Beers are jointly committed to advancing the development of the Gahcho Kué project as expeditiously as possible. The 2009 Agreement provides a solid foundation for our renewed joint venture".

  In parallel with the planned feasibility study, the Joint Venture is continuing to develop an Environmental Impact Statement ("EIS") suitable for submission to the Mackenzie Valley Environmental Impact Review Board ("Review Board"). Substantive progress has been made on the EIS. Key to the completion of the EIS is a final project description which is expected to emerge during the course of the planned feasibility study.

  Execution of the 2009 Agreement brings to an end the strategic review announced by Mountain Province on June 4, 2008. During the strategic review, Mountain Province explored a number of value-enhancing alternatives and concluded that the interests of Mountain Province shareholders would be best served by entering into the 2009 Agreement.

  ****

  Located in Canada’s Northwest Territories, Gahcho Kué is one of the largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne (approximately 50.5 million carats) and an inferred resource of approximately 6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

  Qualified Person
  This news release has been reviewed by Carl G. Verley, P.Geo., who serves as a qualified person under National Instrument 43-101.

  Note to U.S. Investors
  This press release describes minerals which have been classified as "indicated resources" and "inferred resources" under Canadian National Instrument 43-101. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under Canadian National Instrument 43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

  Forward-Looking Statements
  This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

  ****

  FOR FURTHER INFORMATION, PLEASE CONTACT:

  Mountain Province Diamonds Inc.
  Patrick Evans, President and CEO
  Tel: 416-670-5114